KAYE SCHOLER LLP	Mark S. Kingsley
212 836-7092
Fax 212 836-6792
mkingsley@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com
October 30, 2006
BY EDGAR AND BY HAND

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Ms. Sara D. Kalin
Assistant Director

Re:	Spirit AeroSystems Holdings, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed on October 30, 2006 (File No. 333-135486)

      Dear Ms. Kalin:
               Our client, Spirit AeroSystems Holdings, Inc. (“Spirit Holdings” or the “Company”), has filed today with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 2 to Spirit Holdings’ Registration Statement on Form S-1 (the “Registration Statement”).
               As suggested by Patrick Kuhn of the staff (the “Staff”) of the Commission, on October 17, 2006 we submitted responses to the Staff’s comments numbered 5, 6, 8, 9 and 12 contained in your letter dated September 14, 2006 concerning the above-referenced document. The text of the Staff’s remaining comments is set forth in italics below, followed by the response of Spirit Holdings. All references to page numbers in the text of this letter refer to pages in Amendment No. 2 to the Registration Statement. The information in these responses was provided to us by Spirit Holdings.
               Enclosed with this letter are four copies of Amendment No. 2, marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed on August 29, 2006.
Registration Statement Cover Page
1.	We note your response to prior comment 3 of our letter dated July 28, 2006, however, please revise to separately list the shares offered by the selling shareholders in the body of your fee table.
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KAYE SCHOLER

2	October 30, 2006
RESPONSE:
The fee table has been revised to separately list the shares offered by the selling stockholders.
Industry and Market Data, page iv
2.	We note your response to prior comment 5 and reissue it, in part. Please tell us whether the Teal Group report to which you refer is publicly available for free or for a nominal cost, quantifying the amount of the cost, if any. If the report is not available for free or for a nominal cost, please either attach a consent from the Teal Group to your next amendment or revise to attribute this information to the company, based on its own research.

RESPONSE:

The disclosure has been revised to attribute information attributable to the Teal Group to Spirit Holdings, based on its own research. Please see page 81.
Summary, page 1
Overview, page 1
3.	We note your response to prior comment 8, however, please provide us with support for your statement that you are the “largest independent non-OEM designer and manufacturer of aerostructures in the world.” Alternatively, revise to state that it is your belief and briefly discuss the basis of your belief.

RESPONSE:

We have supplementally provided to the Staff the material that supports the statement in the prospectus that Spirit Holdings is the “largest independent non-OEM designer and manufacturer of aerostructures in the world.”
Summary Risk Factors, page 6
4.	While we note that you have added summary risk factors in response to prior comment 6, you should instead balance the disclosure regarding your competitive strengths in the portion of the summary in which you discuss such strengths in order to make it easier for investors to evaluate your business. Please revise accordingly.

RESPONSE:

The disclosure has been revised in response to the Staff’s comment. Please see page 6.
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KAYE SCHOLER

3	October 30, 2006
Underwriting, page 133
7.	We note your response to prior comment 39 that you will identify the selling stockholders in a future amendment and will supplementally advise us of whether any of the selling stockholders are registered broker-dealers or affiliated with a broker-dealer. Please revise here to disclose that the selling stockholders “may be deemed” underwriters.

RESPONSE:

The selling stockholders are identified in the “Principal and Selling Stockholders” table. Please see pages 122 through 126. None of the selling stockholders have identified themselves as a registered broker-dealer or affiliated with a broker-dealer. In response to the Staff’s comment, the disclosure has also been revised to disclose that the selling stockholders may be deemed underwriters. Please see page 139.
Note 11. Stock Compensation, page F-26
10.	We note your response to prior comment 46. You state no major events occurred between your initial capitalization and December 29, 2005 that would significantly increase the value of your stock. However, we cannot concur that your purchase of Boeing Wichita for approximately one-half of its fair value on June 16, 2005, which changed you from a non-operating entity to one with ownership of a business with 75 years of operating history and expertise in the aerostructures industry, was not a major event. We note you assumed the entire 130 percent of appreciation, from $10 at initial capitalization to $23 at December 29, 2005, occurred only after August 15, 2005, a date by which you had already issued the bulk of your 2005 equity awards. You state August 15, 2005 was the date on which appreciation began. Aside from August 15, 2005 being chosen arbitrarily because it was the midpoint of the quarter, it is not clear why you would assume appreciation occurred only subsequent to this date. Further, although you assume your stock value remained constant through August 15, 2005 because you claimed no major events occurred that would drive a new valuation, you do not cite any major events occurring subsequent to August 15, 2005 that would have significantly increased the fair value of your stock during the remainder of the year either. You also say you viewed Boeing’s stock price as a benchmark for the fair value of your stock. Although Boeing’s stock price appears to decline in the graph you provided to us because you presented the dates in an unusual, reverse chronological order, we note the price actually increased over 6% during the third quarter of 2005. However, we do not believe this increase in Boeing’s stock price should be a primary consideration in valuing your equity issuances. And while you cite several factors, such as uncertainties surrounding labor negotiations, production performance, and the ability to generate cost savings, as causing the purchase price for Boeing Wichita to be less than its then fair value, fair value is the appropriate basis for valuing your equity awards. We believe the excess of fair value over cost of net assets acquired resulting from the Boeing acquisition immediately increased the fair value of your equity by a similar amount and provided a floor for valuation of your equity from that date forward. Therefore, we believe you
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KAYE SCHOLER

4	October 30, 2006
should amend your financial statements to restate your accounting for the fair value of share-based payments accordingly.
RESPONSE:
Spirit Holdings agrees with the Staff’s position regarding the stock valuation and has adjusted its stock value to include the excess of fair value of the net assets acquired in the Boeing acquisition over the cost in determining its $29.17 per share value (on a pre-stock split basis) on June 16, 2005. Spirit Holdings has also recalculated the per share appreciation from $29.17 on June 16, 2005 to $70.00 on September 28, 2006 on a linear basis, resulting in a December 29, 2005 per share value of $46.29. Accordingly, Spirit Holdings has restated its financial statements as of June 29, 2006 and December 29, 2005 and for the periods then ended to reflect the additional stock compensation expense and related tax impact had these equity awards been recorded at their currently estimated fair values, as more fully described in Note 2 to the Restated Consolidated Financial Statements. Please see pages F-7 to F-9.
The Company has added an explanatory statement on page ii of the prospectus included within the Registration Statement to describe the reassessment and the restatement, and has restated portions of the following sections that were previously presented in Amendment No. 1 to the Registration Statement on Form S-1 that was filed with the Commission on August 29, 2006. This list does not represent all items that have been changed as the Company has made other content changes consistent with the amendment process.
•	Summary

•	Capitalization

•	Unaudited Pro Forma Consolidated Financial Information

•	Selected Consolidated Financial Information and Other Data

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations

•	Business

•	Executive Compensation

•	Certain Relationships and Related Party Transactions

•	Consolidated Financial Statements and Footnotes
11.	We note your response to prior comment 48. You state you used a discount factor of 30% to 40% to account for the lack of public market and the limited financial history, size, and lack of customer diversification. Please quantify for us the specific discount factor applicable to each of these factors and supplementally tell us your basis for applying the discounts to the assumed fair value of your stock for purposes of determining compensation expense. Generally, unless justified by the specific circumstances of your business, little or no discount should be applied for, among other things, lack of marketability of the shares.
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KAYE SCHOLER

5	October 30, 2006
      RESPONSE:
      Please see our response to comment number 10.
          Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or me at (212) 836-7092 with any further comments or questions you may have.
Sincerely,
/s/ Mark S. Kingsley

cc:	Ms. Rolaine Bancroft
Mr. Patrick Kuhn
Mr. Lyn Shenk
Mr. Jeffrey L. Turner
Ms. Gloria Farha Flentje, Esq.
Joel I. Greenberg, Esq.
William J. Whelan, III, Esq.
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